Filed by Extended Systems, Incorporated
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        And deemed filed pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                                  Subject Company: ViaFone, Inc.
                                                   Commission File No. 132-02238

On July 11, 2002 Extended Systems released the following:

CONTACTS:

            Karla K. Rosa                         Joanne Taylor
            Chief Financial Officer               Media Relations Manager
            Extended Systems                      Extended Systems
            (208) 322-7575                        (208) 322-7575

                           EXTENDED SYSTEMS ANNOUNCES
                       PRELIMINARY FOURTH QUARTER RESULTS

BOISE, IDAHO (July 11, 2002) - Extended Systems Inc. (Nasdaq: XTND), a leading provider of mobile information management (MIM) solutions, today announced preliminary results for its quarter ended June 30, 2002.

For its fourth quarter of fiscal 2002, the company expects to report net revenue from continuing operations in the range of $5.4 million to $5.7 million, a decrease from net revenue from continuing operations of $6.3 million for the third quarter of fiscal 2002. The company expects to report an operating loss from continuing operations in the range of $1.8 million to $2.1 million, compared to an operating loss from continuing operations of $1.9 million reported in the third quarter of fiscal 2002.

Earnings per share are expected to be a net loss of between $0.16 and $0.19, compared to a net loss of $0.02 per share reported in the third quarter of fiscal 2002. The net loss in the third quarter of fiscal 2002 included an accrual for a tax refund of $1.6 million, which had the effect of reducing the net loss by approximately $0.14 per share. Cash and cash equivalents are expected to be approximately $5.4 million as of June 30, 2002, compared to $4.6 million at March 31, 2002.

During the quarter, Extended Systems experienced lower than expected revenue from software licenses, primarily due to continued pressure on enterprise spending for new technology. Sequential growth in revenue from North American software sales in the fourth quarter was offset
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by a sequential decline in revenue from Europe, caused by pressure on enterprise spending in Europe and the weakened U.S. dollar.

"Due to the current economic climate, information technology organizations and the companies for which they work are being very pragmatic and conservative," said Steve Simpson, President and CEO of Extended Systems. "We continue to sign up record numbers of new XTNDConnect Server enterprise customers but the number of licenses they are buying remains conservative. The upside of that is we believe Extended Systems has built a strong foundation of large customers and that once the purse strings loosen, and corporations start to increase their investments in mobile and wireless technologies, we will be in an excellent position." Simpson added that the company has continued to exercise strong cash management and continues to work to streamline its operating model.

Extended Systems reported that MIM software revenue is expected to be in the range of $5.0 million to $5.3 million, down from MIM software revenue of $5.9 million for the fourth quarter of fiscal 2001, and down from MIM software revenue of $5.9 million in the third quarter of fiscal 2002. Revenue from the company's infrared hardware products is expected to be approximately $450,000 in the fourth quarter of fiscal 2002.

Fourth Quarter Fiscal 2002 highlights included:

o Extended Systems added over 200 new XTNDConnect Server enterprise customers in the fourth quarter of fiscal 2002, an increase of approximately 3 percent over new enterprise customers added in the third quarter of fiscal 2002 and an increase of approximately 37 percent over new enterprise customers added in the fourth quarter of last year.

o Extended Systems expanded its presence in providing mobile application development capabilities through its new alliance relationship with Metrowerks, an independently operating subsidiary of Motorola.

o XTNDConnect Server, the company's flagship product, received five stars in a lab review conducted by PCMAGAZINE, one of the industry's most widely read publications by IT professionals. In addition to receiving the highest ranking possible, XTNDConnect Server earned PCMAGAZINE'S prestigious "Editor's Choice" award.

o On May 28, 2002, Extended Systems signed a definitive agreement to acquire ViaFone, a Brisbane, California-based company that provides a real-time, mobile platform and out-of
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     the-box mobile applications to the enterprise. The transaction is expected to close in the first quarter of fiscal year 2003. Additional information concerning the ViaFone acquisition is available in the preliminary joint proxy statement/prospectus the company filed with the Securities and Exchange Commission on June 26, 2002, and will be available in the definitive joint proxy statement/prospectus to be mailed to Extended Systems and ViaFone security holders.

o On June 12, 2002, the company completed the sale of its wholly-owned Singapore subsidiary to Brookhaven Asia Ltd., a holding group led by the Extended Systems' Singapore management team. The Singapore operation had focused on development and sales of Extended Systems' hardware products, which have represented a declining percentage of the company's net revenue. The Singapore entity will act as an independent entity providing marketing, sales, and support for Extended Systems' products in Southeast Asia.

Extended Systems management will hold an investor conference call today, July 11, 2002, at 11:00 a.m. eastern time, which can be heard via an Internet broadcast at www.vcall.com.

The company will report final results for its fourth fiscal quarter on July 31, 2002, after the market close. Management will hold an investor conference call at 5:00 p.m. eastern time on the 31st, which can also be heard via an Internet broadcast at www.vcall.com.

ABOUT EXTENDED SYSTEMS

Extended Systems is a global leader in providing mobile infrastructure software that extends enterprise applications to mobile and wireless environments. The company's products include data synchronization and management software, mobile application development software, short-range wireless connectivity products (Bluetooth and IrDA-compliant), and client/server database management systems with remote access capabilities. Extended Systems' customers and key relationships include Palm, 3Com, IBM, Microsoft, Handspring, Motorola, Nokia, Ericsson, Hewlett-Packard, Sharp, NEC, and Toshiba.

Founded in 1984, Extended Systems has offices and subsidiaries in the United States and worldwide. For more information, visit the company Web site at www.extendedsystems.com.

                                       ###

This press release contains forward-looking statements, including statements regarding expected revenue, operating loss and net loss for the company's fourth quarter of fiscal 2002, its expected cash balance as of June 30, 2002, increased future spending by enterprise customers and its impact on Extended Systems, expected streamlining of existing operating model and expected timing to close the company's acquisition of ViaFone. These statements are subject to risks and uncertainties. These risks and uncertainties include adjustments to the financial results which may occur during the closing of the company's books, the overall economic conditions and the level of information technology spending by existing and potential customers, the success of key business relationships, the timing of the close of the ViaFone acquisition, continued growth in the markets for our products, the perceived and realized benefits of mobile devices and the company's products, the acceptance of specific industry-wide standards and protocols, the timely development and acceptance of new products and technologies, the risks associated with development of new products and product enhancements, the impact of competitive products and pricing, the risks associated with acquisitions, the risk associated with international sales and operations, and other risks as detailed from time-to-time in Extended Systems' SEC filings, including its 2001 Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed in fiscal 2002.

ADDITIONAL INVESTOR INFORMATION

This press release does not constitute a solicitation of an offer to sell or a solicitation of an offer to buy shares of common stock of Extended Systems in connection with the proposed acquisition of ViaFone. On June 26, 2002, in connection with the proposed acquisition, Extended Systems filed a registration statement on Form S-4, including a preliminary joint proxy statement/prospectus, with the Securities and Exchange Commission. Investors and security holders are urged to read the registration statement, including the preliminary joint proxy statement/prospectus, and the definitive joint proxy statement/prospectus, when it becomes available, because the documents contain important information about Extended Systems, ViaFone, and the proposed acquisition. Investors should carefully read the preliminary joint proxy statement/prospectus and the definitive joint proxy statement/prospectus, when it becomes available, before making any voting or investment decisions. Investors and security holders may obtain a free copy of the registration statement, the preliminary joint proxy statement/prospectus, and the definitive joint proxy statement/prospectus, when it becomes available, and other documents filed by Extended Systems with the Securities and Exchange Commission at the Securities and Exchange Commission's website at http://www.sec.gov/. Free copies of the registration statement and other documents filed by Extended Systems with the Securities and Exchange Commission may also be obtained from Extended Systems.

Extended Systems and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Extended Systems' stockholders in favor of the proposed acquisition of ViaFone. Security holders may obtain information regarding the interests of the officers and directors of Extended Systems in the proposed acquisition by reading the preliminary joint proxy statement/prospectus filed on June 26, 2002 and the definitive joint proxy statement/prospectus, when it becomes available. In addition, information regarding such officers and directors is included in Extended Systems' Proxy Statement for its 2001 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on September 17, 2001. This document is available free of charge at the Securities and Exchange Commission's website at http://www.sec.gov/ and from Extended Systems.